Exhibit 99.1

ASML Announces Appointment of New CFO to the Board of Management

VELDHOVEN, the Netherlands, 25 September 2013—ASML Holding N.V. (ASML) today announces that the Supervisory Board intends to appoint Wolfgang Nickl as Executive Vice President and Chief Financial Officer (CFO) to the Board of Management, subject to notification of the Annual General Meeting of Shareholders scheduled for 23 April 2014.

Nickl (age: 44) will join ASML on 1 December 2013.

Nickl is Executive Vice President and CFO at Western Digital Corporation, a U.S.-headquartered, NASDAQ-listed developer and manufacturer of storage devices. He progressed through a series of financial and operational leadership roles since joining Western Digital in 1995. Before Western Digital, Nickl gained experience in finance, and IT consulting. He earned a BA in Business from the University of Cooperative Education in Stuttgart, Germany, and an MBA from the University of Southern California’s Marshall School of Business in Los Angeles, United States.

“We are delighted to have Wolfgang join us. He brings broad, international experience and deep knowledge of the high-tech manufacturing industry to ASML. We are confident he will make a great contribution to realizing our ambition for continued technology leadership and further growth, which will be to the benefit of all our stakeholders,” said Peter Wennink, President at Chief Executive Officer at ASML.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We provide employment for more than 12,400 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Contacts

ASML

Lucas van Grinsven

Communication Worldwide | Corporate

corpcom@asml.com

+31.40.268.3949

ASML

Craig DeYoung

VP Investor Relations Worldwide

craig.deyoung@asml.com

+1.480.696.2762

ASML

Franki D’Hoore

Director Investor Relations

franki.dhoore@asml.com

+31.40.268.6494